Beau Yanoshik

Partner

+1.202.373.6133

beau.yanoshik@morganlewis.com

Via EDGAR Correspondence

September 30, 2024

Ellie Quarles

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re: BNY Mellon ETF Trust II (the “Registrant”)

File Nos. 333-280471 and 811-23977

Dear Ms. Quarles:

This letter responds to comments you provided on September 23, 2024, with respect to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”). The Registration Statement was initially filed on June 26, 2024, and included disclosure with respect to the following two series of the Registrant: BNY Mellon Concentrated Growth ETF and BNY Mellon Dynamic Value ETF. The Registrant responded to comments received on the initial filing on August 29, 2024. Summaries of the comments provided on September 23, 2024, and responses thereto on behalf of the Registrant are provided below.

PROSPECTUS

1.	Comment: With respect to the BNY Mellon Concentrated Growth ETF, in the “Performance” section, please disclose the average annual total return information for each class of the Predecessor Fund.

Response: If the reorganization is approved by Predecessor Fund shareholders, Class A shares and Class C shares of the Predecessor Fund will be converted into Class I shares in advance of the reorganization. Because Class I will be the only class of shares at the time of the reorganization, the Registrant believes only presenting performance information with respect to Class I shares is appropriate.

Morgan, Lewis & Bockius llp 1111 Pennsylvania Avenue, NW Washington, DC 20004 United States	+1.202.739.3000 +1.202.739.3001

2.	Comment: With respect to both Funds, please specify in the “Risks of stock investing” discussion that holders of common stock have a lower priority in reorganization and bankruptcy proceedings.

Response: The Registrant has revised the “Risks of stock investing” discussion as follows:

Risks of stock investing. Stocks generally fluctuate more in value than bonds and may decline significantly over short time periods. There is the chance that stock prices overall will decline because stock markets tend to move in cycles, with periods of rising prices and falling prices. The market value of a stock may decline due to general market conditions or because of factors that affect the particular company or the company’s industry. Holders of common stock incur more risk than holders of preferred stock and debt obligations because common stockholders, as owners of the issuer, generally have inferior rights to receive payments from the issuer in comparison with the rights of holders of debt obligations or preferred stock issued by the issuer. In addition, holders of common stock generally have a lower priority in reorganization and bankruptcy proceedings than holders of debt obligations or preferred stock.

STATEMENT OF ADDITIONAL INFORMATION

3.	Comment: In the “Acceptance of Orders of Creation Units” section of each SAI, please replace the phrase “without limitation” in the first sentence with the phrase “but not limited to.” In addition, please also clarify the disclosure by stating either that (i) the Trust may reject an order for Creation Units for any legally permissible reason or (ii) the Trust reserves the right to reject an order for Creation Units to the extent consistent with the provisions of Rule 6c-11 under the 1940 Act and the SEC’s view that a suspension of creation orders that impairs the arbitrage mechanism applicable to the trading of ETF shares in the secondary market is inconsistent with Rule 6c-11 under the 1940 Act.

Response: The Registrant has revised the first sentence of the “Acceptance of Orders of Creation Units” section as follows:

The Trust reserves the right to reject an order for Creation Units transmitted in respect of the fund at its discretion, for any legally permissible reason, including, but not limited to, ~~without limitation,~~ if (a) the order is not in proper form or the Deposit Securities delivered do not consist of the securities that the Custodian specified; (b) the Deposit Securities or Deposit Cash, as applicable, delivered by the Authorized Participant are not as disseminated through the facilities of the NSCC for that date by the Custodian; (c) the investor(s), upon obtaining the shares ordered, would own 80% or more of the currently outstanding shares of the fund; (d) the acceptance of the Fund Deposit would, in the opinion of counsel, be unlawful; (e) the acceptance or receipt of the order for a Creation Unit would, in the opinion of counsel to the Trust, be unlawful; or (f) in the event that circumstances outside the control of the Trust, the Custodian, the Transfer Agent, the Distributor and/or the Adviser make it for all practical purposes not feasible to process orders for Creation Units.

PART C – OTHER INFORMATION

4.	Comment: Shareholders reading the Declaration of Trust may believe the trustees owe limited or no fiduciary duties to the Trust or its shareholders, which could discourage shareholders from exercising their legal rights. In addition, shareholders wishing to pursue a claim should not have to bear the expense or burden of proof in litigation or otherwise that fiduciary covered persons are subject to federal and state law or fiduciary duties with respect to matters arising under the federal securities laws. Please revise the Declaration of Trust to state nothing in the Declaration of Trust alters a trustee’s, officer’s, or other Covered Person’s fiduciary duties (including state law fiduciary duties of loyalty and care) under the federal securities laws.

Response: Without necessarily agreeing the change is necessary, the Registrant has revised Section 11.4(c) of the Declaration of Trust as indicated below. Please note the Registrant has clarified that the state law fiduciary duties of loyalty and care are to the Trust, consistent with the Massachusetts corporate standard.

No provision of this Declaration shall be effective to require a waiver of compliance with any provision of, ~~or~~ restrict any shareholder rights expressly granted by, or alter a Trustee’s, officer’s, or other Covered Person’s fiduciary duties (including state law fiduciary duties of loyalty and care as to the Trust) under, the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or the 1940 Act, or of any valid rule, regulation, or order of the Commission thereunder.

* * * * * * * * * *

We hope the foregoing is responsive to each of the comments you provided. Please do not hesitate to contact me at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik

Beau Yanoshik

cc: W. John McGuire

Jeff Prusnofsky